SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 4

to

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

STARTECH ENVIRONMENTAL CORPORATION
(Name of Subject Company)

STARTECH ENVIRONMENTAL CORPORATION
(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

855906103
(CUSIP Number of Class of Securities)

Joseph F. Longo
STARTECH ENVIRONMENTAL CORPORATION
88 DANBURY ROAD, SUITE 2A
WILTON, CT 06897
(203) 762-2499
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:
Scott S. Rosenblum, Esq. Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Startech Environmental Corporation, a Colorado corporation (the “Company”), with the SEC on July 17, 2009, relating to the tender offer by FLH Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company and an indirect subsidiary of LRL Investments Ltd., a company organized under the laws of the Cayman Islands, pursuant to which Purchaser has offered to purchase all outstanding shares of the Company’s common stock, no par value per share (the “Common Stock”), for $0.65 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2009, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended from time to time, originally filed with the SEC on July 6, 2009 by the Offerors.  Capitalized terms used but not defined herein are defined in the Statement.

Item 8.               Additional Information.

On August 24, 2009, the Company entered into Amendment No. 1 (“Amendment No. 1”) to the Rights Agreement.  Amendment No. 1 extends the “Expiration Date,” as defined in the Rights Agreement, from August 24, 2009 to September 23, 2009, provided that if the Rights shall become exercisable at or before the close of business on September 23, 2009, the “Expiration Date” shall mean September 23, 2014.  On August 24, 2009, the Company issued a press release announcing such amendment.

Amendment No. 1 and a copy of the press release are attached to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 24, 2009.

Item 9.               Materials to Be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.    Document

(a)(9)      Amendment No. 1, dated as of August 24, 2009, to Rights Agreement between the Company and the Rights Agent, dated as of July 24, 2009. (1)

(a)(10)    Press Release issued by the Company on August 24, 2009. (1)

_______________________

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 24, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

STARTECH ENVIRONMENTAL CORPORATION

By: /s/ Peter J. Scanlon
Peter J. Scanlon
Chief Financial Officer

Date: August 24, 2009